SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)

                           CareerEngine Network, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.10
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    141690107
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                                 (CUSIP Number)

                                 Barry W. Blank
                                 P.O. Box 32056
                                Phoenix, AZ 85064
                                 (602) 230-0200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 28, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141690107

CUSIP NO. 141690107                                           Page 2 of 6 Pages

------- ------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barry W. Blank
------- ------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)(a)
         (b)

------- ------------------------------------------------------------------------
3        SEC USE ONLY

------- ------------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)

         PF
------- ------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         [X]
------- ------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------- ------------------------------------------------------------------------

                7   SOLE VOTING POWER

                    878,100
  NUMBER OF    -----------------------------------------------------------------
    SHARES      8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
     EACH      -----------------------------------------------------------------
  REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON
     WITH           878,100
               -----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
--------- ----------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           878,100

--------- ----------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

--------- ----------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.85%
--------- ----------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (See Instructions)

           IN
--------- ----------------------------------------------------------------------

CUSIP NO. 141690107                                           Page 3 of 6 Pages

Item 1.  Security and Issuer

         This statement relates to shares of common stock, $.10 par value per share (the "Common Stock"), CareerEngine Network, Inc., formerly, Helmstar Group, Inc. (the "Corporation"). The Corporation's principal executive office is located at 2 World Trade Center, Suite 2112, New York, NY 10048.

Item 2.  Identity and Background.

         (a) This statement is being filed by Barry W. Blank (the "Reporting Person").

         (b) The business address of the Reporting Person is:

                           Barry W. Blank
                           P.O. Box 32056
                           Phoenix, AZ 85064

         (c) The principal occupation of Mr. Blank is a registered representative employed by Murphy & Durieu, a member of the National Association of Securities Dealers, Inc., 1661 East Camelback Road, Suite 201, Phoenix, AZ 86016.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows.

                  In 1999, in a private arbitration in Wisconsin brought by a purchaser of securities of a company listed on the American Stock Exchange, a judgment was entered against Mr. Blank in the amount of $67,000 for alleged insider trading in the securities. Mr. Blank is appealing the judgment.

         (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person used $190,102 of his personal funds to purchase 66,300 shares of Common Stock from the Corporation. In addition, the Reporting Person used $300,000 of his personal funds to purchase six Units of the Corporation's securities from the Corporation in the Corporation's recent private financing. Each Unit included: one $50,000 principal amount debenture that is convertible into 25,000 shares of Common Stock; One Class A common stock purchase warrant to purchase 12,500 shares of Common Stock and One Class B common stock purchase warrant to purchase 12,500 shares of Common Stock. Mr. Blank is entitled to received placement agent warrants to purchase 3.36 Units identical to the above units for Dirks & Company, Inc., the placement agent for the Corporation's recent private financing. The exercise price of the placement agent warrants is $60,000 per Unit.

CUSIP NO. 141690107                                           Page 4 of 6 Pages

Item 4.  Purpose of Transaction.

Mr. Blank acquired the subject securities for purposes of investment and future sale. Except as set forth below, he has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then current business conditions of the issuer and the economy in general;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f)  Any  material  change  in  the  issuer's   business  or  corporate
structure;

         (g)   Changes  in  the   issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as of July 31, 2000, the Corporation had issued and outstanding 5,442,073 shares of Common Stock. Mr. Blank owns directly an aggregate of 878,100 shares of the Corporation's Common Stock which includes 150,000 shares issuable upon conversion of a $300,000 principal amount debenture; 75,000 shares issuable upon exercise of Class A common stock purchase warrants; and 75,000 shares issuable upon exercise of Class B common stock purchase warrants. The 878,100 shares also includes 168,000 shares that can be acquired on the conversion of debentures and related warrants issuable upon exercise of 3.36 placement agent warrants (described in Item 3 Above) issued to the placement agent in the private financing and promised to Mr. Blank.

CUSIP NO. 141690107                                           Page 5 of 6 Pages

         (b) Mr. Blank has the sole power to vote, or to direct the vote of all of the shares listed in subparagraph a above. In addition, he has the sole power to dispose of, or to direct the disposition of all of the shares listed in subparagraph a above. He has no shared power to vote, or to direct the vote of, or to dispose of, or to direct the disposition of any of the shares listed in subparagraph a above.

         (c) Mr. Blank purchased and sold the following securities of the Corporation within the 60 day period prior to June 28, 2000: On June 6, 2000, he sold 9,700 shares of Common Stock for an aggregate of $24,236.19. On June 28, 2000 he purchased six Units (as defined in Item 3 above for an aggregate of $300,000.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         To the best knowledge of Mr. Blank, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between him and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer, except as set forth below.

         Mr. Blank is a registered representative with Murphy & Durieu ("Murphy"). The Corporation and Murphy are in discussions pursuant to which Murphy may underwrite a public offering of Units, which Units are identical to the units owned by Mr. Blank. There is no letter of intent as of this date.

Item 7.  Material to Be Filed as Exhibits.

         None

CUSIP NO. 141690107                                           Page 6 of 6 Pages

         Signature.

         After reasonable inquiry and to the best of each Reporting Person's knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:    December 20, 2000

                                                      /s/ Barry W. Blank
                                                  -----------------------------
                                                          Barry W. Blank